UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____

FORM 8-K

_____

CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):
December 21, 2006



Alliance One International, Inc.
(Exact name of registrant as specified in its charter)

Virginia	**001-13684**	**54-1746567**
_____	_____	_____
(State or other jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

8001 Aerial Center Parkway
Morrisville, NC 27560-8417
(Address of principal executive offices)

(919) 379-4300
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 7.01   Regulation FD Disclosure.

Alliance One International, Inc. (the "Company") has executed a Letter of Intent with Tribac Leaf Limited ("Tribac"), for an anticipated transaction in which the Company's wholly-owned subsidiary, Alliance One Tobacco (Malawi) Limited ("AOI Malawi"), will divest to Tribac (or an affiliate thereof) its Lilongwe North Factory facility, including one threshing line and other related assets. It is anticipated that a definitive purchase agreement will be signed in early 2007, with an expected closing in early 2008. AOI Malawi will continue to operate the facility until the closing of the transaction.

The sale of the Lilongwe North facility is consistent with the Company's stated strategy, which includes: the ongoing refinement of its global footprint, enhancing operational efficiencies and meeting customer demands for high quality value added service.

Upon completion of the contemplated transaction, it is anticipated that AOI Malawi will make an additional investment in its Lilongwe South Factory, reflecting the Company's continued commitment to and confidence in the Malawi Tobacco Industry.

This filing contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations of future events; accordingly, there can be no assurance that Alliance One will sign a definitive purchase agreement for the contemplated transaction, or complete such transaction during the time frame described above or at all. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual events could vary materially from the Company's expectations and projections. Factors that could affect this transaction and the company generally include, without limitation, those items found in the Company's Annual Report for the fiscal year period ended March 31, 2006, and other filings with the Securities and Exchange Commission.

The information in this report shall not be deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934, as amended, (the "Exchange Act") or otherwise subject to the liabilities of that section, and shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, regardless of any general incorporation by reference language contained therein, except as shall be expressly set forth by specific release in such a filing.

Alliance One International, Inc.

<p style="text-align:center">SIGNATURES</p>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 21, 2006   Alliance One International, Inc.
                                                              (Registrant)

                                                               /s/ Thomas G. Reynolds
                                                              _____

                                                              Thomas G. Reynolds
                                                              Vice President - Controller
                                                              (Chief Accounting Officer)